UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  _____ No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____September 15, 2004___________

Date

CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

For Immediate Release

News Release

August 10,2004

Hemlo Gold Project Acquired

CanAlaska Ventures Ltd is pleased to announce that it has entered into an Option Agreement with Freewest Resources Canada Inc. to earn up to a 100% interest in the Smoke Lake Gold Property which lies 20 km northeast of the town of Marathon, Ontario. The Smoke Lake Property consists of 13 claims comprising 172 units ( 2,784 hectares).

 The Smoke Lake Property lies within the Hemlo Schreiber Greenstone belt, 25km northwest of the prolific Williams, Golden Giant and David Bell gold mines. The Hemlo Camp has produced approximately 24 million ounces of gold in less than 20 years (Canadian Mining Journal, June 2004).

Gold was first discovered on the Property in 1994, and since then the Property has been intermittently explored. Multiple zones of high-grade gold mineralization and bonanza gold grades, assaying as high as 846.9 gm/t gold, are known to exist on the property.

Table 1: Results of Previous Exploration
Location	Type	Gold g/t	Comment
Smoke Lake	Chip	3.78	30 cm vein MNDM sample
Smoke Lake	Float	26.70	Quartz vein in volcanics, MNDM sample
Smoke Lake	Grabs	139.9, 30.3, 10.0,	Rusty boulders,Hemlo Gold mines, 1994
		6.6
Smoke Lake	Grab	78.6	Rusty boulders, MNDM sample
Syenite Zone1	Float	20.6	Veined Syenodiorite
Syenite Zone 2	Float	14.5	Veined Syenodiorite
Syenite	Float	3.24, 4.44	Pyrite in Syenite
Super G	Grabs	846.4, 391.4	Silicified mafic volcanics
Super G	Channel	33.06	1 m in volcanics
Super G	Channel	14.41	1.68 m in volcanics
Double Deuce	Grabs	9.08, 3.32	Sheeted Veins in granodiorite
ILD	Grab	7.36	Sheeted veins in granodiorite
Ridgeback	Grab	1.33	Pyrite, quartz in granodiorite
Ridgeback	Channel	1.85	1.31m channel in granodiorite
Crocker	Float	312.9 , 95.3	Veins in granodiorite float
ADM	Float	7.57	Veined Quartz Monzonite
Martin East	Float	2.53	Chloritizes quartz monzonite
Luck 13	Grab	100.80	Biotite Quartz monzonite
UGM	Chip	2.71	Shear in granodiorite
J&J	Grab	6.71	15m shear zone in granodiorite
MZ	Chip	33.56	5 metre monzonite dyke in granodiorite

News Release

August 10, 2004

News Release

August 10, 2004

Previous prospecting activities and geophysical surveys (IP and Magnetics) have identified several significant targets requiring follow-up work. CanAlaska will focus its exploration on refining several of these targets through additional prospecting and a detailed geochemical survey  to prioritize drill targets. The program will commence shortly.

Significant gold values are found peripheral to and within in an elliptical shaped granite intrusive, approximately 2.5-3.0 km in diameter, and are associated with disseminated sulphides in quartz veins and intrusive rocks. Minor previous test drilling was carried out on two of the outcropping quartz veins. Limited surface stripping in the center of the property has indicated one zone 700 metres by 500 metres in extent which shows multiple high grade gold mineralized zones, primarily within volcanic rocks.

Most of the higher grade samples collected from the property are float samples, and may be indicative of an undiscovered nearby sources.  There is a strong bismuth/tellurium association with the gold mineralization, which may indicate a higher temperature, intrusive related source.  The discovery of several different mineralized intrusives, some with sheeted quartz veins and high grade assays provides strong incentive for further exploration.

Terms to Acquire 100% of the Smoke Lake Property

CanAlaska may acquire up to 100% interest in the Property. CanAlaska may earn an 80% interest by completing exploration expenditures of $450,000 by April 26th, 2007, and making cash payments of $165,000 by April 23rd, 2006.  CanAlaska after having vested with an 80% interest shall have the right to increase it's interest to 100% by making a $1,000,000 payment to Freewest, within 90 days of the vesting date or within 90 days from April 23rd, 2007 whichever is later.  The property is subject to a 3% NSR. CanAlaska and Freewest have the right to purchase up to 1.5% of the NSR for $500,000 per 0.5%. Freewest and CanAlaska agree to share this buyout in proportion to their respective interests.  The foregoing is subject to regulatory approval. The Qualified Person for this release is Peter Dasler, P.Geo, President CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold, base metal, and platinum projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the board of directors

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP#137089108

"Peter Dasler"

Peter Dasler, President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 10, 2004